Filed under Rule 433
File Nos. 333-150298 and 333-150298-04
December 7, 2009
USB Capital XIII
$500,000,000
6.625% Trust Preferred Securities
FINAL TERMS AND CONDITIONS

Issuer:	USB Capital XIII (the “Trust”), a Delaware statutory trust, the sole asset of which will be junior subordinated debentures issued by U.S. Bancorp. U.S. Bancorp will own all the common securities of the trust.

Guarantor:	U.S. Bancorp (Ticker: USB)

Securities Offered:	$500 million 6.625% Trust Preferred Securities

Liquidation Amount / Par:	$1,000 per trust preferred security

Expected Ratings:	A2/BBB+/A+/AA(low) (Moody’s/S&P/Fitch/DBRS)

Pricing Date:	December 7, 2009

Settlement Date:	December 10, 2009 (T + 3)

Maturity Date:	December 15, 2039

Coupon/Distribution Rate:	6.625% per annum

1st Coupon/Distribution:	June 15, 2010 and semi-annually thereafter

Public Offering Price:	$996.37 per trust preferred security

Net Proceeds (after underwriting commissions and before expenses) to Issuer:	$493,810,000

Deferral Provision:	The Trust will defer payments on the 6.625% trust preferred securities for up to 10 consecutive semi-annual periods, or 5 years if U.S. Bancorp defers payments on the underlying junior subordinated debentures. A deferral of interest payments cannot extend, however, beyond the maturity date of the junior subordinated debentures. Any deferred interest will accrue additional interest, compounded semi-annually, to the extent permitted by applicable law.

Optional Redemption:	U.S. Bancorp may redeem the junior subordinated debentures

(i) in whole or in part at any time on or after December 15, 2014, at a make-whole redemption price equal to the greater of (a) 100% of the principal amount of the junior subordinated debentures and (b) the present value of scheduled payments of principal and interest from the redemption date to the maturity date, on the junior subordinated debentures to be redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury rate plus a spread of 0.35%, in each case, plus accrued and unpaid interest to the redemption date; or

(ii) in whole at any time if certain changes occur relating to the capital treatment of the trust preferred securities, investment company laws or tax laws at 100% of their principal amount plus accrued and unpaid interest, in each case subject to the prior approval of the Federal Reserve Board, if such approval is then required. To the extent U.S. Bancorp redeems any of the junior subordinated debentures, the trust must redeem a corresponding amount of the trust preferred securities.

CUSIP/ISIN:	90344NAA3/US90344NAA37

Joint Book-runners:	Morgan Stanley & Co. Incorporated, Credit Suisse Securities (USA) LLC and U.S. Bancorp Investments, Inc.
This communication is intended for the sole use of the person to whom it is provided by us.
A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. Incorporated at toll-free 1-866-718-1659, Credit Suisse Securities (USA) LLC toll free 1-800-221-1037 or U.S. Bancorp Investments, Inc. toll free 1-800-888-4700 (option #3).